File No. 70-8963

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.
                     --------------------------------------------

                                  AMENDMENT NO. 3 TO
                                       FORM U-1
                               APPLICATION-DECLARATION
                                        under
                                         the
                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                    ----------------------------------------------

          National Fuel Gas Company          National Fuel Gas
          10 Lafayette Square                 Distribution Corporation
          Buffalo, New York  14203           10 Lafayette Square
                                             Buffalo, New York  14203

          National Fuel Gas                  Seneca Resources Corporation
            Supply Corporation               10 Lafayette Square
          10 Lafayette Square                Buffalo, New York  14203
          Buffalo, New York  14203

          Utility Constructors, Inc.         Highland Land & Minerals, Inc.
          East Erie Extension                10 Lafayette Square
          Linesville, Pennsylvania 16424     Buffalo, New York 14203

          Leidy Hub, Inc.                    Data-Track Account
          10 Lafayette Square                 Services, Inc.
          Buffalo, New York 14203            10 Lafayette Square
                                             Buffalo, New York 14203

          National Fuel Resources, Inc.      Horizon Energy
          478 Main Street                     Development, Inc.
          Buffalo, New York 14202            10 Lafayette Square
                                             Buffalo, New York 14203

                      (Names of companies filing this statement
                    and addresses of principal executive offices)
                    ---------------------------------------------

                              NATIONAL FUEL GAS COMPANY

                       (Name of top registered holding company)
                    ---------------------------------------------

          Philip C. Ackerman                 William T. Baker, Jr., Esq.
          Senior Vice President              Robert J. Reger, Jr., Esq.
          National Fuel Gas Company          Reid & Priest LLP
          10 Lafayette Square                40 West 57th Street
          Buffalo, New York  14203           New York, New York  10019

                     (Names and addresses of agents for service)

          Item 1.   Description of Proposed Transactions.

                    Paragraph 1.5 of Item 1 is revised in its entirety to

          read as follows:

                    "1.5 Financing by National System for the Project.
                         --------------------------------------------

           Supply and/or the Affiliate will fund National's share of the development costs to be paid by the Affiliate to Tennessee or one of its designated affiliates, through borrowings from the money pool arrangement between National and its subsidiaries described in the following paragraph.  In addition, as referenced above,

          Supply may incur, in the normal course of its business certain

          Project Materials and Land costs<FN3>.  These costs will also be funded through borrowings from the money pool arrangement between

          National and its subsidiaries described in the following

          paragraph.

                    National may make loans to the Affiliate for the

          financing of its activities, including financing of the

          activities of the Special Purpose Entities.  It is contemplated that any loans to the Affiliate for the purpose of Construction

          Financing may be made pursuant to, and in accordance with, the current money pool arrangement between National and its

          subsidiaries (the "Money Pool Arrangement") (see SEC File No. 70-

          8729 for the current Money Pool Arrangement).  Such loans to the

          -----------------
          FN 3.     As described above, if such Project Material and Land
          costs are incurred by Supply, then Supply will be reimbursed by the Special Purpose Entities upon receipt of Commission authorization in this file. The Affiliate's portion of the development costs will be in the form of a contribution by the Affiliate to the Special Purpose Entities.

          Affiliate and/or Supply, to the extent needed in connection with the Project, shall not exceed in the aggregate $250 million in principal amount at any one time outstanding.  Any Construction

          Financing made pursuant to the Money Pool Arrangement will be repaid upon commencement of commercial operation of the Project.

          Thereafter, it is contemplated that any loans by National to the

          Affiliate for use as Interim Financing or equity contributions may be made under the same terms, conditions and limitations described in the current long-term financing arrangement between

          National and certain of its subsidiaries.  (see SEC File No. 70-

          8541 for the current long-term financing arrangements).  These long-term loans to the Affiliate shall not exceed $210 million in principal amount at any one time outstanding.  All loans by

          National to the Affiliate shall not in the aggregate exceed $250 million in principal amount at any one time outstanding.

          National, Supply, National Fuel Gas Distribution Corporation,

          Seneca Resources Corporation, Utility Constructors, Inc.,

          Highland Land & Minerals, Inc., Leidy Hub, Inc., Data-Track

          Account Services, Inc., National Fuel Resources, Inc., and

          Horizon Energy Development, Inc. request that the Affiliate be added to the group of subsidiary companies of National which can make short-term borrowings pursuant to the authorization in File

          No. 70-8729<FN4> for the purpose of (i) financing Affiliate's

          -----------------
          FN 4.     As appropriate, various financings and extensions of
          credit, by, and among, National, Supply, the Affiliate and the subsidiary companies, and affiliates, of the Affiliate, in the future will, or may be, exempt from Commission authorization pursuant to Rules under the Act, as in effect, or as they may be amended from time to time.

          share of the development costs and (ii) Construction Financing.

          National and Affiliate request that to the extent long-term borrowings are required by Affiliate from National such

          borrowings may be provided under the same terms, conditions and limitations described in the system's current long-term financing arrangement.  (See SEC File No. 70-8541 for the current long-term financing arrangement).

                    It is contemplated that National may enter into

          guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of the

          Affiliate and one-half of the obligations of the Special Purpose

          Entities<FN5>, to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses, including as necessary for the

          Construction Financing.  If Interim Financing is necessary,

          National may be required to enter into additional credit support arrangements with respect to obligations of the Special Purpose

          Entities to the extent of the Excess Amount<FN6>.  Any credit support may be made under the same terms, conditions and

          limitations described in the current credit support arrangement between National and its subsidiaries. (See SEC File No. 70-8251 for the current credit support arrangements).  The maximum


          ----------------------
          FN 5.     Any credit support made by National with respect to
          obligations of the Special Purpose Entities, except for credit support obligations in connection with the Excess Amount, will be accompanied by a similar credit support arrangement in equal amount from Tennessee or an affiliate thereof.

          FN 6.     Tennessee will not be responsible for the credit
          support arrangements necessary for the Excess Amount, if any.

          aggregate limit on all credit support by National to the

          Affiliate and the Special Purpose Entities will be $175 million at any one time outstanding, including as necessary for the

          Interim Financing and the Construction Financing.  National

          requests that to the extent Affiliate or the Special Purpose

          Entities require credit support from National such credit support may be made under the same terms, conditions and limitations described in the current credit support arrangement between

          National and its subsidiaries.  (See SEC File No. 70-8251 for the current credit support arrangements)<FN7>.  National further requests that the Affiliate, either by itself or together with

          National, be permitted to provide such credit support to the

          Special Purpose Entities up to the $175 million limit at any one time outstanding."

                    The following is added to the end of Item 1:

                    "Fifty percent of National's average consolidated

          retained earnings for the last four quarters is $221 million as of September 30, 1996.  National's Aggregate Investment (as

          defined in Rule 53(a)(1)(i)) in exempt wholesale generators

          ("EWG"s) and foreign utility companies ("FUCO"s) (as defined in

          Sections 32 and 33) is approximately $15 million, thereby

          satisfying Rule 53(a)(1).  National and its subsidiaries maintain books and records to identify investments in and earnings from


          ---------------------
          FN 7.     As appropriate, various financings and extensions of
          credit, by, and among, National, Supply, the Affiliate and the subsidiary companies, and affiliates, of the Affiliate, in the future will, or may be, exempt from Commission authorization pursuant to Rules under the Act, as in effect, or as they may be amended from time to time.

          EWGs and FUCOs in which they directly or indirectly hold an interest.  In addition, the books and records and the financial statements of the only such entity in which National currently has an interest are kept in conformity with the requirements of

          Rule 53(a)(2)(iii)(A) and (B), and National undertakes to provide the SEC access to such books and records and financial statements that are available to National upon the request of the SEC.

          Thus, the Rule 53(a)(2) requirements are satisfied.  No more than

          2% of the employees of National's domestic public-utility company render services, at any one time, directly or indirectly, to the

          EWGs or FUCOs in which National directly or indirectly holds an interest, thereby satisfying Rule 53(a)(3).  All of the documents required to be filed under Rule 53(a)(4) with federal, state and local regulators having jurisdiction over the retail rates of

          National's domestic public-utility company have been submitted.

                    None of the conditions described in Rule 53(b) exist

          with respect to National, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable."

                                      SIGNATURES

                    Pursuant to the requirements of the Public Utility

          Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the

          undersigned thereunto duly authorized.


          NATIONAL FUEL GAS COMPANY          NATIONAL FUEL GAS DISTRIBUTION
                                              CORPORATION

          By  /s/ P.C. Ackerman              By  /s/ David F. Smith
            ----------------------             ------------------------
            Name: P.C. Ackerman                Name: David F. Smith
            Title: Senior Vice President       Title: Senior Vice President


          NATIONAL FUEL GAS SUPPLY           SENECA RESOURCES CORPORATION
            CORPORATION

          By  /s/ Richard Hare               By  /s/ James A. Beck
            ---------------------              -----------------------
            Name: Richard Hare                 Name: James A. Beck
            Title: President                   Title: President


          UTILITY CONSTRUCTORS, INC.         HIGHLAND LAND & MINERALS, INC.

          By  /s/ David F. Smith             By  /s/ P.C. Ackerman
            ----------------------             ----------------------
            Name: David F. Smith               Name: P.C. Ackerman
            Title: Secretary                   Title: President


          LEIDY HUB, INC.                    DATA-TRACK ACCOUNT
                                               SERVICES, INC.

          By  /s/ Walter E. DeForest         By  /s/ David F. Smith
            --------------------------         ------------------------
            Name: Walter E. DeForest           Name: David F. Smith
            Title: President                   Title: Secretary


          NATIONAL FUEL RESOURCES, INC.      HORIZON ENERGY
                                              DEVELOPMENT, INC.

          By  /s/ R.J. Tanski                By  /s/ Bruce H. Hale
            --------------------               ----------------------
            Name: R.J. Tanski                  Name: Bruce H. Hale
            Title: Secretary                   Title: Vice President


          DATED:  February 10, 1997